FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

03 SEP 11 AM 7:21


FOSTER'S
GROUP
Inspiring Global Enjoyment

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PRESS RELEASE

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The following announcement was made to the Australian Stock Exchange Limited today.

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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

11 September, 2003

CUB Sells Brewery Site for $203M

Carlton and United Breweries (CUB), the Australian beer and spirits division of Foster's Group (Foster's), today announced that it has signed a conditional agreement to sell the Kent Brewery site in NSW for $203 million to Australand Holdings Limited.

The sale of the Kent Brewery site forms part of the CUB operational review announced in April 2003. This review is expected to deliver gross annual efficiency gains of $60 - $85 million within the next five years.

The closure of Kent Brewery and associated capacity upgrades at Matilda Bay Brewery in Western Australia and at CUB's most efficient brewery, Yatala in Queensland, are designed to spread production over more efficient breweries.

The Kent Brewery site will be sold in three development parcels, with an option for CUB to lease back the administration building, the Australian Hotel and the County Claire Hotel. CUB will retain the licensing and gaming rights to the hotels.

The agreement is conditional on Australand achieving a new Local Environmental Plan for the site. When the agreement becomes unconditional, CUB will receive the sale proceeds in five instalments through to 2010.

CUB Managing Director, Trevor O'Hoy, said, "This is a good result for CUB and for the people of Sydney, who will benefit from the creation of a new residential and commercial community.

"From CUB's perspective, we get the best of both worlds. The opportunity to continue to house our NSW head office at this convenient and visible location and the benefit of the sale proceeds," he said.

For further information contact:

Media
Nicole Devlin
+613 9633 2261
0418 202 375

Investor Relations
Robert Porter
+613 9633 2773